NEWS RELEASE

New York - AG Toronto - FR Frankfurt - FMV	April 1, 2024

 First Majestic Announces 2023 Mineral Reserve and Mineral Resource Estimates

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the 2023 Mineral Reserve and Mineral Resource estimates for its four material mineral properties with an effective date of December 31, 2023. Three material properties are currently in production: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine. The fourth material property, the Jerritt Canyon Gold Mine, is currently in temporary suspension in respect of mining activities, with the Company currently focused on exploration, definition, and expansion of the mineral resources, and the optimization of mine planning and plant operations.

During 2023, the Company completed a total of 143,454 metres of exploration drilling. Approximately 85% of this drilling was focused on near-mine or brownfield targets while the remainder was focused on greenfield targets exploring for new discoveries. In 2023, the Company's Measured and Indicated and Inferred Mineral Resource estimates remained relatively unchanged in contained silver equivalent ("AgEq") ounces; exploration results also successfully offset of Reserve depletion following record annual production of 9.6 million AgEq ounces.

2023 HIGHLIGHTS (compared to prior Mineral Reserve and Mineral Resource estimates on December 31, 2022)

➣ Proven and Probable ("P&P") Mineral Reserve estimates at the Company's three producing material assets totalled 122.5 million AgEq ounces consisting of 56.1 million ounces of silver and 671,000 ounces of gold, which represents a 2% decrease in tonnes, a 9% decrease in silver ounces and a 14% decrease in gold ounces.

➣ Measured and Indicated ("M&I") Mineral Resource estimates (inclusive of Mineral Reserves) for the four material assets totalled 346.6 million AgEq ounces consisting of 95.9 million ounces of silver and 2.9 million ounces of gold, which represents a 1% increase in tonnes, a 6% decrease in silver ounces and a 3% increase in gold ounces, respectively. The changes to Mineral Resource estimates reflect mining depletion and updated cut-off grades from new economic parameters including costs, metal recoveries and metal prices. Exploration drilling results added new Mineral Resources and identified additional mineralized areas. Jerritt Canyon added 207,000 ounces of gold to its M&I Mineral Resource estimates.

➣ Inferred Mineral Resource estimates for the Company's four material assets totalled 283.8 million AgEq ounces consisting of 65 million ounces of silver and 2.6 million ounces of gold, which represents a 6% increase in tonnes, a 12% decrease in silver ounces and a 10% increase in gold ounces. Jerritt Canyon added 360,000 ounces of gold to its Inferred Mineral Resource driven by a combination of expansionary drilling results, modelling of additional mineralized areas and a decreased cut-off grade.

2023 PRODUCTION TABLE

	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	JERRITT CANYON	TOTAL

Ore Processed	Tonnes	875,345	882,592	966,392	177,643	2,901,972

Material from Reserves Mined and Processed	Tonnes	764,444	882,592	152,259	--	1,799,295

Material Mined from Areas Not in Reserves	Tonnes	110,900	--	814,134	177,643	1,102,677

Silver Produced	Ounces	6,355,308	1,176,591	2,718,856	--	10,250,755

Gold Produced	Ounces	76,964	100,535	321	21,101	198,921

Silver-Equivalent Produced from Gold	Ounces	6,434,612	8,395,201	26,766	1,767,083	16,623,662

Silver-Equivalent Produced	Ounces	12,789,920	9,571,792	2,745,622	1,767,083	26,874,417

1. Silver‐equivalent ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the Company's Annual Information Form dated April 1, 2024 (the "AIF").

Metal price assumptions used to estimate the December 31, 2023 Mineral Reserves were $22.50/oz for silver and $1,850/oz for gold. This compares to the previous metal price assumptions of $21.50/oz for silver and $1,750/oz for gold used to calculate the Company's 2022 Mineral Reserve estimates.

Metal price assumptions used to estimate the December 31, 2023 Mineral Resources were $24.50/oz for silver and $2,000/oz for gold. This compares to the previous metal price assumptions of $23.00/oz for silver and $1,900/oz for gold used to calculate the Company's 2022 Mineral Resources estimates.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

As of December 31, 2023, P&P Mineral Reserve estimates at the Company's three producing material assets totalled 56.2 million ounces of silver and 671,000 ounces of gold, which represents a total of 122.5 million AgEq ounces.

Santa Elena's P&P Mineral Reserve estimates remained relatively unchanged despite record production of 9.6 million AgEq ounces from Ermitaño. At La Encantada, P&P Mineral Reserves estimates increased mainly due to mine design updates in the Milagros ore body. At San Dimas, P&P Mineral Reserve estimates decreased due to a combination of depletion, cost driven increase of cut-off grade and the exclusion of low tonnage pillars.

Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2023

Mine	Category	Mineral Type	Tonnage	Grades			Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS
	Proven (UG)	Sulphides	1,972	265	3.47	556	16,780	220	35,270
	Probable (UG)	Sulphides	1,663	254	2.69	480	13,580	144	25,640
	Total Proven and Probable (UG)	Sulphides	3,635	260	3.11	521	30,360	364	60,910

SANTA ELENA
	Proven (UG - Ermitano)	Sulphides	590	78	3.87	548	1,473	73	10,386
	Proven (UG - Santa Elena)	Sulphides	164	140	1.54	267	735	8	1,408
	Probable (UG - Ermitano)	Sulphides	2,086	65	2.87	414	4,367	193	27,774
	Probable (UG - Santa Elena)	Sulphides	679	167	1.30	275	3,636	28	5,996
	Probable (Pad)	Oxides	325	25	0.39	65	266	4	677
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	3,843	85	2.48	374	10,478	307	46,241

LA ENCANTADA
	Probable (UG)	Oxides	3,675	130	-	130	15,321	-	15,321
	Total Probable (UG)	Oxides	3,675	130	-	130	15,321	-	15,321

Consolidated FMS
	Proven (UG)	All mineral types	2,726	217	3.44	537	18,G88	302	47,064
	Probable (UG)	All mineral types	8,428	137	1.36	278	37,171	36G	75,40G
	Total Proven and Probable	All mineral types	11,153	157	1.87	342	56,15G	671	122,472

1. Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Reserve statement provided in the table above has an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.

3. The Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic, who is a Qualified Person under NI 43-101.

4. The Mineral Reserves were estimated from the M&I portions of the Mineral Resource estimates. Inferred Mineral Resources were not considered to be converted into Mineral Reserve estimates.

5. AgEq is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

(a) The AgEq grade formula used was:
AgEq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

(b) Metal prices considered for Mineral Reserve estimates were $22.5/oz Ag and $1,850/oz Au for all sites.

(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the AIF.

6. A two-step constraining approach has been implemented to estimate Mineral Reserves for each mining method in use: A General Cut-Off Grade ("GC") was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental Cut-Off Grade ("IC") was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.

7. The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.

8. Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.

9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.

10. Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

11. The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

M&I Mineral Resource estimates for the four material assets totalled 346.6 million AgEq ounces consisting of 95.9 million ounces of silver and 2.9 million ounces of gold. The M&I tonnes increased by 1% compared to 2022. M&I Mineral Resources at Jerritt Canyon increased by 207,000 gold ounces primarily due to successful drilling programs at the SSX and Smith mines that expanded the mineralization, combined with an overall decrease in gold cut-off grade from assumptions related to increased gold prices and lower costs due to self-performed mining instead of third-party contractor mining. M&I Mineral Resource estimates are reported inclusive of Mineral Reserve estimates.

Inferred Mineral Resource estimates for the Company's four material properties totalled 283.8 million AgEq ounces consisting of 65 million ounces of silver and 2.6 million ounces of gold. Successful exploration drilling at Jerritt Canyon outlined new Inferred Resource estimates, additional mineralized areas were modeled, and a reduction of the gold cut-off grade all contributed to an increase in Inferred Resources totalling 360,000 ounces of gold.

Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2023

Mine / Project	Category / Area	Mineral Type	Tonnage	Grades			Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

MATERIAL PROPERTIES

SAN DIMAS
	Measured (UG) Indicated (UG)	Sulphides Sulphides	2,124 1,821	449 353	5.92 3.80	942 671	30,640 20,680	404 223	64,340 39,260
	Total Measured and Indicated (UG)	Sulphides	3,945	405	4.94	817	51,320	627	103,600

SANTA ELENA
	Measured Ermitano (UG)	Sulphides	612	81	4.38	613	1,600	86	12,060
	Measured Santa Elena (UG)	Sulphides	387	152	1.72	295	1,890	21	3,670
	Indicated Ermitano (UG)	Sulphides	2,306	71	3.45	489	5,260	256	36,280
	Indicated Santa Elena (UG)	Sulphides	1,384	163	1.52	290	7,250	68	12,890
	Indicated (Leach Pad)	Oxides Spent Ore	337	25	0.39	64	270	4	690
	Total Measured and Indicated (UG+Pad)	All Mineral Types	5,026	101	2.69	406	16,280	435	65,590

JERRITT CANYON
	Measured (UG)	Sulphides	5,717	-	5.25	429	-	966	78,850
	Indicated (UG)	Sulphides	4,490	-	5.42	442	-	782	63,860
	Indicated (OP)	Sulphides	711	-	3.43	280	-	78	6,400
	Total Measured and Indicated (UG and OP)	All Mineral Types	10,918	-	5.20	425	-	1,827	149,110

LA ENCANTADA
	Indicated (UG)	Oxides	3,299	178	-	178	18,900	-	18,900
	Indicated Tailings Deposit No. 4	Oxides	2,458	119	-	119	9,410	-	9,410
	Total Indicated (UG+Tailings)	All Mineral Types	5,756	153	-	153	28,310	-	28,310

TOTAL MATERIAL PROPERTIES
	Total Measured (UG)	All Mineral Types	8,840	120	5.20	559	34,130	1,478	158,920
	Total Indicated(UG and OP)	All Mineral Types	16,806	114	2.61	347	61,770	1,411	187,690
	Total Measured and Indicated (UG and OP)	All Mineral Types	25,646	116	3.50	420	95,900	2,888	346,610

  Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
  The Mineral Resource estimates provided above have an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.
  The Mineral Resource estimates were prepared by the Company's Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, who is a Qualified Person under NI 43-101.
  Sample data was collected through a cut-off date of December 31, 2023 for the material properties except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.  All properties account for relevant technical information and mining depletion through December 31, 2023.
  Metal prices considered for Mineral Resource estimates were $24.5/oz Ag and $2,000/oz Au.
  Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.
  The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section in the AIF.
  M&I Mineral Resource estimates are inclusive of the Mineral Reserve estimates.
  Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
  The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

Inferred Mineral Resource Estimates with an Effective Date of December 31, 2023

Mine / Project	Category / Area	Mineral Type	Tonnage	Grades			Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
MATERIAL PROPERTIES

SAN DIMAS
	Inferred Total (UG)	Sulphides	3,959	306	3.67	612	38,990	467	77,940
	Inferred Total (UG)	Sulphides	3,959	306	3.67	612	38,990	467	77,940

SANTA ELENA
	Inferred Ermitaño (UG)	Sulphides	2,049	65	2.34	349	4,280	154	22,970
	Inferred Santa Elena (UG)	Sulphides	1,340	143	1.55	272	6,160	67	11,700
	Inferred (Leach Pad)	Oxides Spent Ore	50	35	0.66	101	60	1	160
	Inferred Total (UG + Pad)	All Mineral Types	3,439	95	2.01	315	10,500	222	34,840

JERRITT CANYON
	Inferred Total (UG)	Sulphides	11,565	-	4.89	399	-	1,819	148,490
	Inferred Total (OP)	Sulphides	862	-	3.10	253	-	86	7,010
	Inferred Total (UG & OP)	Sulphides	12,427	-	4.77	389	-	1,905	155,500

LA ENCANTADA
	Inferred Total (UG)	Oxides	2,115	204	-	204	13,890	-	13,890
	Inferred Tailings Deposit No. 4	Oxides	427	118	-	118	1,620	-	1,620
	Inferred Total (UG + Tailings)	All Mineral Types	2,542	190	-	190	15,510	-	15,510

	Total Inferred Material Properties	All Mineral Types	22,367	90	3.61	395	65,000	2,594	283,790

  Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
  The Mineral Resource estimates provided above have an effective date of December 31, 2023, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024. The Mineral Resource estimates were prepared by the Company's Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.
  The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, who is a Qualified Person under NI 43-101.
  Sample data was collected through a cut-off date of December 31, 2023 for the material properties, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024.  All properties account for relevant technical information and mining depletion through December 31, 2023.
  Metal prices considered for Mineral Resource estimates were $24.5/oz Ag and $2,000/oz Au.
  Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.
  The cut-off grades and cut-off values used to report Mineral Resource estimates are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section in the AIF.
  Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
  The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

The Company also announces that it has filed its Annual Information Form for the year ended December 31, 2023 (the "AIF") under its profile on SEDAR+ at www.sedarplus.ca. In addition, the Company has filed its Annual Report on Form 40-F for the year ended December 31, 2023 with the United States Securities and Exchange Commission.  The Form 40-F, which includes the Company's annual audited financials statements, management's discussion and analysis ("MD&A") and AIF, is available on EDGAR at www.sec.gov/edgar, and on the Company's website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic's Annual Report which includes the annual audited financial statements and MD&A, free of charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street, Vancouver, B.C., Canada, V6C 3L2, or by e-mail to info@firstmajestic.com.

QUALIFIED PERSONS

Scientific and technical disclosure in this news release relating to the Company's material properties is based on technical reports for the material properties that have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") (collectively, the "Technical Reports"). The Technical Reports have been filed under the Company's profile on SEDAR+ at www.sedarplus.ca. The technical information has been updated with more current information where appropriate.

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.  Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, our Director of Mineral Resources. Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., our Principal Mine Planning Engineer. Each of Mr. Rowe and Mr. Boutilier are also "Qualified Persons" under NI 43-101.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

FOR FURTHER INFORMATION, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number: 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward‐looking information" and "forward‐looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this press release include, but are not limited to, statements with respect to: the expansion of Mineral Resources. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the coronavirus and COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business ‐ Risk Factors" in the Company's most recent AIF, available on SEDAR+ at www.sedarplus.ca, and Form 40‐F available on EDGAR at www.sec.gov/edgar.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.